UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SHINECO, INC.
Full Name of Registrant

Former Name if Applicable

Room 1001, Building T5, DaZu Square, Daxing District
Address of Principal Executive Office (Street and Number)

Beijing, People’s Republic of China 100176
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination, and review of the information required to be presented in the Form 10-K for the fiscal year ended June 30, 2021 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the Registrant. As a result, the Registrant is still in the process of compiling required information to complete the Form 10-K and its independent registered public accounting firm requires additional time to complete its audit of the financial statements for the fiscal year ended June 30, 2021. The Registrant anticipates that it will file the Form 10-K no later than the fifteen calendar days following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jennifer Zhan, Chief Executive Officer	(+86) 10-87227366
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the Registrant’s revenue for the fiscal year ended June 30, 2021 to be around $3,021,704, representing a decrease of $7,396,872, or 71% from the revenue of $10,418,576 for the fiscal year ended June 30, 2020. The anticipated decline in the revenue of the Registrant was mainly attributed to the negative impact of the COVID-19 outbreak, the fact that the Registrant did not launch any new products since last year and instead mainly focused on clearing off our remaining old stocks, and reduced its resources and investments in its E-commerce distribution channel. The foregoing description of the anticipated operation results for the fiscal year ended June 30, 2021 is subject to the completion of the Registrant’s and its auditor’s review of the financial statements for the fiscal year ended June 30, 2021.

Shineco, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2021
	By:	/s/ Jennifer Zhan
	Name:	Jennifer Zhan
	Title:	Chief Executive Officer